

December 18, 2014

David Vautrin
Chief Executive Officer
XFit Brands, Inc.
18 Goodyear, Suite 125
Irvine, CA 92618

> **Re:** **XFit Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-200619**

Dear Mr. Vautrin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please describe the material terms of the license agreement with Dethrone Royalty Holdings, Inc. in an appropriate place in the prospectus. Refer to your disclosure in Note 5 on page F-13.

Prospectus Cover Page, page 3

3. Currently, some information such as the cross reference to the risk factors and some cautionary language appear on a separate page than the rest of the prospectus cover page.

Please limit your outside prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary, page 6

4. We note your detailed discussion of your corporate history on page 26. Please include an organizational chart depicting your capital structure, including all of the subsidiaries and operating companies of TD Legacy before and of XFIT after the Distribution.

The Distribution, page 7

5. Please disclose here, similar to the disclosure on page 35, that TD Legacy members are not entitled to appraisal rights in connection with the Distribution. Please discuss what options TD Legacy members have, if any, in the event they do not want to participate in the Distribution.

6. Please disclose here, similar to the disclosure on page 35, that upon consummation of the Distribution, TD Legacy will be considered to have been terminated for tax purposes since it will no longer be engaged in a trade or business or hold assets.

7. We note on page 8 your cross-reference to the "possible tax consequences of the proposed Distribution, which are summarized on page 36." We further note your disclosure on page 37 that management has been advised that TD Legacy is not taxable as a corporation and may be classified as a partnership for U.S. federal income tax purposes. Here and in other appropriate places in the document, please discuss the federal tax consequences of members holding interests in TD Legacy, which may be classified as a partnership, as compared to investors holding after the Distribution interests in XFIT, which will be taxable as a corporation.

8. You state that, in determining the terms of the Distribution, the Board of Directors of TD Legacy considered, among other things, the ability of XFIT to "provide a simplified capital structure for the investment community." Please provide disclosure that compares the capital structure of TD Legacy to that of XFIT.

9. Please discuss here that following the Distribution, you expect the costs associated with your public company reporting requirements to approximate at least $100,000 per year. Please disclose here your cash balance as of September 30, 2014, and your working capital deficit.

Summary of Financial Information, page 9

10. Please revise your summary section to include your losses for the most recent interim period.

Risk Factors, page 10

11. Please add a risk factor to disclose the fact that your independent public accounting firm included an explanatory paragraph in their audit report upon the financial statements regarding their uncertainty as to your ability to continue as a going concern.

12. Please include risk factor discussion of potential conflict of interests of your officers and directors who will also remain your significant shareholders after this offering.

Description of Business, page 25

13. We note your disclosure on page F-7 regarding three customers that accounted for 65% of accounts receivable and three vendors that accounted for 73% of accounts payable as of June 30, 2014. Please name these customers and vendors. Please also provide us with an analysis as to whether you are required to file as exhibits any agreements with these parties.

Products, page 27

14. We note your reference to "XTC, CTC and UTC training equipment." Please briefly describe these types of stations.

Our Growth Strategy, page 29

15. We note the key elements of your growth strategy. Please expand your disclosure here to include the anticipated timelines and costs associated with each element of your growth strategy. In addition, discuss any additional financing and its sources that may be required to implement your growth strategy.

U.S. Federal Income Tax Consequences of the Distribution, page 36

16. We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 42

17. Please disclose the interest rate paid on your PIMCO Fund note. In this regard, we note your disclosure on page F-11 that the note bears a 14 percent interest rate, as well as the effective interest rate of 21 percent.

Executive Compensation, page 48

Summary Compensation Table, page 48

18. Refer to the column entitled "all other compensation" in the summary compensation table and the related footnote (1). Please describe in more detail the "variable compensation based on percentage of total revenue" paid to your executive officers.

Director Compensation, page 48

19. We note that your directors do not receive a fee for attending each meeting of the board of directors. Please clarify further if your directors receive any compensation for their services on the board of directors.

Security Ownership of Certain Beneficial Owners and Management, page 49

20. Please identify the natural persons with voting and investment power over the shares held by PIMCO High Yield Portfolio.

Financial Statements, page 53

Throwdown Industries Holdings, LLC and Subsidiaries June 30, 2014 Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

21. Please provide pro forma earnings or loss per share data to give effect to the 4,000,000 common shares you issued in exchange for the 100% ownership interests of Holdings here and elsewhere within the filing, for each reporting period presented.

XFit Brands, Inc. and Subsidiaries September 30, 2014 Interim Financial Statements, page F-15

Condensed Consolidated Statements of Operations, page F-16

22. Please revise to present earnings (loss) per share in accordance with ASC 260.

Exhibits

23. We note your discussion of your "significant" direct supply relationship with Centauro, a Brazilian sporting goods retailer. Please provide us with analysis as to whether you are required to file any agreements with Centauro.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Marc A. Indeglia, Esq.